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      Filed by Applied Micro Circuits Corporation pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: MMC Networks, Inc.                Commission file No. 333-45660





FOR ADDITIONAL INFORMATION:

William Bendush, Vice President, Chief Financial Officer
(858) 450-9333
Debra Hart, Investor Relations Manager
(858) 535-4217
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FOR IMMEDIATE RELEASE
October 11, 2000



                       APPLIED MICRO CIRCUITS CORPORATION
                                   ANNOUNCES
                            TWO-FOR-ONE STOCK SPLIT


San Diego, CA, - October 11, 2000 -Applied Micro Circuits Corporation (AMCC) [Nasdaq: AMCC] today announced that its Board of Directors approved a two-for-one stock split, to be effected in the form of a 100% stock dividend.

Holders of AMCC's Common Stock will receive one additional share of Common Stock for every share held on the record date of October 16, 2000. The additional shares will be distributed on or about October 30, 2000 by the Company's transfer agent, ComputerShare Investor Services.

The stock split will also automatically cause the exchange ratio in the proposed MMC Networks merger to adjust so that each share of MMC Networks common stock outstanding at the effective time of the merger will convert into 1.238 shares of AMCC common stock. There will be an equivalent adjustment automatically made to all MMC Networks options assumed in the merger. The other terms of the merger are unaffected by the stock split.

AMCC designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's optical networks. The Company utilizes a combination of high-frequency analog, mixed-signal and digital design expertise coupled with system-level knowledge and multiple silicon process technologies to offer integrated circuit products that enable the transport of voice and data over the fiber optics networks. AMCC's corporate headquarters and wafer fabrication facilities are located in San Diego. Sales and consulting engineering offices are located throughout the world.

For further information regarding AMCC please visit our Web site at http://www.amcc.com or call our shareholder information line at (888) 982-AMCC
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(2622).

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WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the prospectus/proxy statement regarding the proposed merger because it contains important information about the transaction. The prospectus/proxy statement has been filed with the Securities and Exchange Commission by AMCC and MMC Networks. Investors and security holders may obtain a free copy of the prospectus/proxy statement and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The prospectus/proxy statement and these other documents
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may also be obtained free from AMCC or MMC Networks.

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